Exhibit 99.4

Rio Tinto plc
2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release
Rio Tinto moves to a majority stake in Ivanhoe Mines
24 January 2012
Rio Tinto has taken a majority stake in Ivanhoe Mines Ltd, having purchased shares that take its interest to 51 per cent.

Rio Tinto chief executive Copper Andrew Harding, said, “Rio Tinto’s move to a majority stake in Ivanhoe further demonstrates our commitment to the safe and successful development of the Oyu Tolgoi mine for the benefit of all stakeholders. We are approaching a very important phase in the development of the Oyu Tolgoi mine, with 70 per cent of the construction now complete. The lead-up to first ore in the second half of 2012 will mark an important milestone in the path towards commercial production of copper concentrate, slated for the first half of 2013.”

Rio Tinto purchased an additional 15.1 million common shares of Ivanhoe, representing 2 per cent of Ivanhoe’s outstanding common shares, from two sellers in a privately negotiated share purchase transaction. The shares were purchased for an aggregate of C$302 million at a price per share of C$20.00. After the completion of the share purchase, Rio Tinto will own 377,397,658 common shares of Ivanhoe representing 51 per cent of Ivanhoe’s outstanding common shares.

Rio Tinto has anti-dilution rights that permit it to acquire additional Ivanhoe securities so as to maintain its proportional equity interest in Ivanhoe. Rio Tinto also has the right to acquire additional Ivanhoe securities under its equity financing right of first offer.

Rio Tinto has no current intentioan to purchase additional securities of Ivanhoe. However, Rio Tinto reserves its right to seek opportunities to purchase additional securities of Ivanhoe depending upon its assessment of Ivanhoe’s business, prospects and financial condition, the market for Ivanhoe’s securities, general economic and tax conditions, and other factors. Rio Tinto also reserves its right to take any permitted action as the majority shareholder of Ivanhoe.

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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